EXHIBIT 99.6
CONSENT OF GEOFFREY C. REED. B APP SC

CONSENT OF AUTHOR OF NORRA KARR REE TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT REPORT

To the Board of Directors of Tasman Metals Ltd:

Reference is made to (i) the preliminary economic assessment report titled "Preliminary Economic Assessment NI 43-101 Technical Report for the Norra Kärr (REE - Y - Zr) Deposit, Gränna, Sweden" dated May 11, 2012, which the undersigned has prepared (the "Norra Kärr PEA Report") and (ii) the technical report entitled "NI 43-101 Technical Report, Norra Karr REE - Zirconium Deposit, Granna, Sweden" dated January 20, 2011, which the undersigned has prepared (the "Technical Report").

The undersigned hereby consents to the written disclosure of the references to and extracts from the Norra Kärr PEA Report and the Technical Report, or summaries thereof, either directly incorporated or incorporated by reference, in the Annual Information Form (the "AIF") of Tasman Metals Ltd. (the "Company") for the financial year ended August 31, 2012 (which is filed as Exhibit 99.1 to the Annual Report), the Company's Management's Discussion and Analysis ("MD&A") for the year ended August 31, 2012 (which is filed as Exhibit 99.3 to the Annual Report) and this Form 40-F of the Company for the fiscal year ended August 31, 2012 (the "Annual Report"). In addition, the undersigned hereby consents to being named in the AIF, the MD&A and this Annual Report as having prepared the Norra Kärr PEA Report and the Technical Report.

I confirm that I have read the "AIF". the MD&A and the Form 40-F as at the below date and confirm that both fairly and accurately represent the information contained in the Norra Kärr PEA Report and the Technical Report.

Geoffrey C. Reed, B App Sc

26 November 2012
Date